02044909

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ORIGINAL

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBERS 33-92426

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Transmission Systems Inc., Coldwater Plant Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
200 South Michigan Avenue
Chicago, Illinois 60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements as of December 31, 2001 and 2000 and for the year ended December 31, 2001 and Independent Auditors' Report

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BORGWARNER INC. TRANSMISSION
SYSTEMS INC., COLDWATER PLANT
RETIREMENT SAVINGS PLAN

Date: June 26, 2002 SIGNATURE	TITLE
William C. Cline	Retirement Savings Plan Committee Member
Kimberly Dickens	Retirement Savings Plan Committee Member
Regis J. Trenda	Retirement Savings Plan Committee Member
George E. Strickler	Retirement Savings Plan Committee Member
John F. Fiedler	Retirement Savings Plan Committee Member
Timothy Manganello	Retirement Savings Plan Committee Member

EXHIBIT INDEX

Exhibit Number

(23.1) Consent of Deloitte & Touche LLP

Deloitte & Touche

BorgWarner Transmission Systems Inc., Coldwater Plant Retirement Savings Plan

Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001 and Independent Auditors' Report

BORGWARNER TRANSMISSION SYSTEMS INC., COLDWATER PLANT RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits, December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2001	3
Notes to Financial Statements, December 31, 2001 and 2000 and Year Ended December 31, 2001	4-8

Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

BorgWarner Transmission Systems Inc.,
Coldwater Plant Retirement Savings Plan:

We have audited the accompanying financial statements of the BorgWarner Transmission Systems Inc., Coldwater Plant Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and for the year ended December 31, 2001, as listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 7, 2002

Deloitte
Touche
Tohmatsu

BORGWARNER TRANSMISSION SYSTEMS INC., COLDWATER PLANT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
(In Thousands)

	2001	2000
ASSETS:		
Investment in Master Trust (Notes 4 and 6)	$	$ 613
Contributions receivable		4
NET ASSETS AVAILABLE FOR BENEFITS	$	$ 617

See notes to financial statements.

BORGWARNER TRANSMISSION SYSTEMS INC., COLDWATER PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2001 (In Thousands)

ADDITIONS TO NET ASSETS:	
Investment income (loss) from the Master Trust:	
Net unrealized/realized depreciation in fair value of investments (Note 4)	$ (39)
Dividend income	11
Total investment loss	(28)
Contributions from participants	27
Contributions from the Company	32
Total additions	31
DEDUCTIONS FROM NET ASSETS:	
Participants' withdrawals	305
Net transfers to other BorgWarner Inc. plans	39
Transfer of assets due to merger (Note 1)	300
Miscellaneous expense (Note 5)	4
Total deductions	648
NET DECREASE	(617)
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	617
NET ASSETS AVAILABLE FOR BENEFITS - End of year	$

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the BorgWarner Transmission Systems Inc., Coldwater Plant Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan was established on January 1, 1995 and was a participating plan under the BorgWarner Inc. Retirement Savings Master Trust (the "Master Trust"). The Plan was sponsored by BorgWarner Transmission Systems Inc. (the "Company"), a wholly owned subsidiary of BorgWarner Inc. (the "Corporation").

The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Corporation has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Corporation decided to close the Coldwater Plant in 2001. Fund assets attributable to Company contributions for any employee terminated as a result of the plant closure become fully vested when the termination occurs.

Plan Merger - Effective December 31, 2001, the Coldwater Retirement Savings Plan was merged into the BorgWarner Turbo Systems Inc. Retirement Savings Plan (the "Turbo Plan"). On this date, all plan assets were appropriately transferred from the Plan to the Turbo Plan and all participants in the Plan became participants in the Turbo Plan.

Eligibility - Hourly employees of the Company's Coldwater plant become participants in the Plan after they have been employed for at least six consecutive months.

Participants' Accounts - The participants' accounts consist of the following:

Company Retirement Account - The Company contributed two percent of participants' compensation to this account on behalf of each eligible participant. No employee contributions were made to this account.

Employee Retirement Account - Participants could voluntarily contribute from one to three percent of their compensation to this account. The Company made contributions equal to 100 percent of participants' contributions to this account.

Savings Account - Participants could voluntarily contribute from one to ten percent of their compensation to this account. No Company contributions were made to this account.

Retiree Health Account - Participants could voluntarily contribute from one to three percent of their compensation to this account. The Company made contributions equal to 100 percent of participants' contributions to this account, limited to $500 per year.

Investment Options - Participants elect to invest their Company Retirement Account, Employee Retirement Account, Savings Account, and Retiree Health Account in one or more of the following funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the Pending Account and Loan Fund, which are not fund elections available to participants: Barclays Mid Cap Equity Index Fund, Barclays Russell 2000 Index Fund, Barclays US Debt Index Fund, Barclays Equity Index, which are all collective trust funds; One Group Mid Cap Value Fund, The George Putnam Fund of Boston, Putnam Voyager Fund, Putnam Small Cap Value Fund, Putnam OTC Emerging Growth Fund, Putnam International Growth Fund, Putnam Vista Fund, and Global Growth Fund, which are all mutual funds; Investment Contracts Fund, BorgWarner Inc. Stock Fund, Loan Fund, and Pending Account.

The BorgWarner Inc. Stock Fund invests solely in the common stock of BorgWarner Inc. All purchases of BorgWarner Inc. stock are made on the open market.

Vesting - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100 percent upon completion of five years of vested service, or upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Company on that date.

Withdrawals - While participants are actively employed, no withdrawals may be made from the Company Retirement Account, Employee Retirement Account or the Retiree Health Account. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of their vested account balances as permitted by the Plan and by ERISA regulations.

Loans - Participants may borrow up to 50 percent of their Savings Account balance with a minimum of $500 and a maximum of $50,000, limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. No loans are permitted from the Company Retirement Account, the Employee Retirement Account or the Retiree Health Account. Loans are secured by the remaining balance in the participant's Savings Account.

Priorities Upon Termination - Although the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

Payment of Benefits - Distribution of benefits is made upon retirement, death or other termination of employment. Participants may elect to receive distributions in the form of installments or a lump sum.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.75 percent for the year ended December 31, 2001. The Investment Contracts Fund is fully benefit-responsive. The Loan Fund is valued at cost plus accrued interest, which approximates fair value. Investments in all other funds are stated at market value as reported by the Trustee.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Miscellaneous Expenses - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

Payment of Benefits - Benefits are recorded when paid.

3. TAX STATUS

The Plan obtained a determination letter dated September 5, 1997, in which the Internal Revenue Service stated that the Plan, as amended through October 1, 1995, was designed in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes the Plan is currently designed and being operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. INVESTMENTS

The Plan's investments which exceed five percent of net assets available for benefits as of December 31, 2001 and 2000 are as follows:

	2001	2000
	(In thousands)	
Investment in Master Trust	$ -	$ 613

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $39,000 as follows:

	(In thousands)
Mutual funds	$ (45)
Collective trust funds	(9)
BorgWarner Inc. Stock Fund	15
Total	$ (39)

5. RELATED-PARTY TRANSACTIONS

The Plan invests in BorgWarner Inc. common stock, which is a permitted party-in-interest transaction. Certain Master Trust investments are shares of mutual funds and other investments managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $4,000 for the year ended December 31, 2001, and are included in miscellaneous expense.

6. MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of the trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, Putnam Fiduciary Trust maintains supporting records for the purpose of allocating the net gain (loss) of the investment account to the various participating plans.

At January 1, 2001, the Master Trust consisted of fourteen defined contribution plans sponsored by entities of BorgWarner Inc. By December 31, 2001, the number of defined contribution plans had been reduced to ten, as a result of plan mergers. The investment account of the Master Trust is valued at fair value at the end of each business day. The net gain (loss) in the account is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 0.00 percent and 0.09 percent, respectively.

The following tables present the carrying value of investments of the Master Trust as of December 31, 2001 and 2000 and the components of investment income for the Master Trust for the year ended December 31, 2001:

	December 31 2001	December 31 2000
Carrying value of investments (in thousands):		
Mutual funds	$316,724	$506,096
Collective trust funds	117,702	
BorgWarner Inc. Stock Fund	51,100	47,083
Investment Contracts Fund	127,147	118,566
Loan Fund	6,242	6,905
Cash and cash equivalents	783	886
Total	$619,698	$679,536

	Year Ended December 31, 2001
Investment income (loss) (in thousands):	
Net realized/unrealized appreciation (depreciation) in fair value of investments:	
Mutual funds	$(64,718)
Collective trust funds	(12,564)
BorgWarner Inc. Stock Fund	12,826
Total net realized/unrealized appreciation (depreciation)	(64,456)
Interest income	553
Dividend income	20,780
Total	$(43,123)

* * * * * *

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-92426 on Form S-8 of BorgWarner Inc. of our report dated June 7, 2002, appearing in this annual report on Form 11-K of the BorgWarner Transmission Systems Inc., Coldwater Plant Retirement Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

June 26, 2002

Deloitte
Touche
Tohmatsu